Exhibit 99.1

MAJESTIC IDEAL HOLDINGS LTD

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MAJESTIC IDEAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
CURRENT ASSETS
Cash and bank balances	130,923	109,652	15,110
Accounts receivable, net	40,441,296	30,003,375	4,134,576
Deposits, prepayments and other receivables	12,603,304	13,452,560	1,853,812
Other receivables – related parties	7,299	2,368,042	326,324
Inventories	127,296	132,335	18,236
Total current assets	53,310,118	46,065,964	6,348,058

NON-CURRENT ASSETS
Property and equipment, net	5,585	2,104	290
Right-of-use assets	811,819	659,985	90,948
Deferred tax assets, net	2,722,233	1,899,036	261,694
Total non-current assets	3,539,637	2,561,125	352,932
Total assets	56,849,755	48,627,089	6,700,990

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short-term bank borrowings	10,000,000	10,000,000	1,378,037
Accounts payable	15,055,820	6,632,462	913,978
Accruals and other payables	607,954	1,155,591	159,242
Other payables – related parties	35,560,546	41,167,553	5,673,040
Contract liabilities	1,673,479	757,686	104,412
Lease liabilities	350,366	370,559	51,064
Tax payable	328,318	—	—
Total current liabilities	63,576,483	60,083,851	8,279,773

NON-CURRENT LIABILITIES
Lease liabilities	461,453	289,426	39,884
Total non-current liabilities	461,453	289,426	39,884
Total liabilities	64,037,936	60,373,277	8,319,657

SHAREHOLDERS’ DEFICIT
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of September 30, 2024 and March 31, 2025, 18,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2025	7,272	7,272	1,002
Statutory reserves	1,679,428	1,679,428	231,431
Accumulated other comprehensive loss	(656,670)	(981,558)	(135,261)
Accumulated deficit	(8,218,211)	(12,451,330)	(1,715,839)
Total shareholders’ deficit	(7,188,181)	(11,746,188)	(1,618,667)
Total liabilities and shareholders’ deficit	56,849,755	48,627,089	6,700,990

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MAJESTIC IDEAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Revenue	45,724,595	18,230,963	2,512,294
Cost of revenue	(42,040,089)	(18,923,281)	(2,607,698)
Gross profit (loss)	3,684,506	(692,318)	(95,404)
Selling and marketing expenses	(1,509)	(151,338)	(20,855)
General and administrative expenses	(2,583,399)	(2,647,992)	(364,903)
Provision for credit losses	—	(125,888)	(17,348)
Total operating expenses	(2,584,908)	(2,925,218)	(403,106)
INCOME (LOSS) FROM OPERATIONS	1,099,598	(3,617,536)	(498,510)

OTHER INCOME (EXPENSES)
Interest income	1,194	14	2
Interest expense	(510,699)	(150,790)	(20,779)
Other income, net	145,737	30,071	4,144
Total other expenses, net	(363,768)	(120,705)	(16,633)
INCOME (LOSS) BEFORE INCOME TAXES	735,830	(3,738,241)	(515,143)

INCOME TAX EXPENSES
Current	(498,126)	328,319	45,244
Deferred	—	(823,197)	(113,440)
PROVISION FOR INCOME TAXES	(498,126)	(494,878)	(68,196)

NET INCOME (LOSS)	237,704	(4,233,119)	(583,339)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	63,587	(324,888)	(44,771)

TOTAL COMPREHENSIVE INCOME (LOSS)	301,291	(4,558,007)	(628,110)

Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,000,000	18,000,000

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	(0.01)	(0.24)	(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MAJESTIC IDEAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY (DEFICIT)

	No. of Shares	Par Value	Statutory Reserve	Accumulated other comprehensive income (loss)	Retained Earnings (accumulated deficit)	Total Equity/ (Deficit)
		RMB	RMB	RMB	RMB	RMB
BALANCE, October 1, 2023	18,000,000	7,272	1,639,769	(926,481)	(6,580,153)	(5,859,593)
Net income	—	—	—	—	237,704	237,704
Foreign currency Translation	—	—	—	63,587	—	63,587
BALANCE, March 31, 2024	18,000,000	7,272	1,639,769	(862,894)	(6,342,449)	(5,558,302)

BALANCE, October 1, 2024	18,000,000	7,272	1,679,428	(656,670)	(8,218,211)	(7,188,181)
Net loss	—	—	—	—	(4,233,119)	(4,233,119)
Foreign currency Translation	—	—	—	(324,888)	—	(324,888)

BALANCE, March 31, 2025	18,000,000	7,272	1,679,428	(981,558)	(12,451,330)	(11,746,188)

BALANCE, March 31, 2025 (US$)		1,002	231,431	(135,261)	(1,715,839)	(1,618,667)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MAJESTIC IDEAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	237,704	(4,233,119)	(583,339)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of plant and equipment	6,108	3,481	480
Non-cash lease expense	180,693	178,341	24,576
Provision for credit losses	—	125,888	17,348
Deferred tax expense (benefit)	—	823,197	113,440
Changes in operating assets and liabilities
Accounts receivable	(12,540,427)	10,312,033	1,421,036
Deposits, prepayments and other receivables	1,346,734	(477,090)	(65,745)
Due from related party	—	(873)	(120)
Inventories	895,836	(5,039)	(694)
Accounts payable	14,738,268	(8,423,357)	(1,160,770)
Accruals and other payables	(715,560)	535,801	73,835
Contract liabilities	(431,847)	(915,793)	(126,200)
Advance from related parties	—	2,834,233	390,568
Lease liabilities	(180,693)	(178,341)	(24,576)
Tax payable	308,491	(328,319)	(45,244)
Net cash provided by operating activities	3,845,307	251,043	34,595

Cash flows from investing activities
Repayment from related parties	11,501,170	—	—
Payment to related parties	—	(2,280,000)	(314,192)
Net cash provided by (used in) investing activities	11,501,170	(2,280,000)	(314,192)

Cash flows from financing activities
Proceed from short-term bank borrowings	5,643,777	—	—
Repayment of short-term bank borrowings	(35,000,000)	—	—
Loan from other payables – related parties	14,388,665	30,432,800	4,193,752
Repayment to other payables – related parties	—	(28,430,000)	(3,917,759)
Net cash provided by (used in) financing activities	(14,967,558)	2,002,800	275,993
Net increase (decrease) in cash and bank balances	378,919	(26,157)	(3,604)
Effect of exchange rate on cash	(1,172)	4,886	672
Cash and bank balances at the beginning of the year	591,874	130,923	18,042
Cash and bank balances at the end of the year	969,621	109,652	15,110

Supplementary cash flow information
Interest paid	(693,873)	(169,537)	(23,363)
Income tax paid	(189,635)	—	—

Non-cash transaction in investing activities
Right-of-use assets obtained in exchange of lease liabilities	1,064,128	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Majestic Ideal Holdings Limited (“We”, “us”, the “Company”, “MIHL”, or “Majestic”) was incorporated in Cayman Islands on November 3, 2021. Shortly after its incorporation, MIHL incorporated Nifty Holdings Limited (“Nifty”), a British Virgin Islands company, as its wholly-owned subsidiary. MIHL acquired, through Nifty, all the shares in Multi Ridge; in consideration thereof, issued 10,351,125 Shares to Action Holdings Limited, a British Virgin Islands company whose ultimate beneficial owners were our Controlling Shareholders, Mr. Sek Yan Ko and Ms. Yuk Yin Judy Li, as part of the reorganization in contemplation of the proposed listing of MIHL. On the same day, the Company issued 561,375 Shares to Ms. Lok Yi Lui Jeanne and 337,500 Shares to Mr. Kim Sun Chan, respectively, individuals with no affiliation with the Company. On November 10, 2023, Action Holdings Limited transferred 650,000 shares and 600,000 shares to Sonic Motion Limited, a British Virgin Islands Company, and Sonic Flash Limited, a British Virgin Islands Company, respectively, following. Our Controlling Shareholders held their beneficial interest in the Company through Keystone Holdings Limited, a British Virgin Islands company and other intermediate holding companies.

Nifty Holdings Limited (“Nifty Holdings”) was incorporated in the BVI on November 23, 2021. It is a wholly owned subsidiary company of Majestic Ideal and is engaged in investment holding.

Multi Ridge (Asia) Limited (“Multi Ridge”) was incorporated in Hong Kong on October 11, 2013. It was also a wholly-owned subsidiary company of the Action Holding before a group reorganization as detailed below.

上海新骏羊绒服饰有限公司 (New Brand Cashmere Products Co., Ltd) (“New Brand”) was established as a wholly foreign owned entity (“WFOE”) on February 14, 2014 in the People’s Republic of China (the “PRC”). New Brand in principally engaged in trading of yarns and finished garments in the PRC and is a wholly-owned subsidiary company of Multi Ridge.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of MIHL and MIHL’s subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, we become the holding company of the Group on November 26, 2021, which involves the interspersion of the Majestic and Nifty Holdings between Action Holdings, the immediate holding company, and Multi Ridge. Upon the Group Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name	Background		Ownership
Nifty Holdings	●	A BVI company	100% directly owned by Majestic
	●	Incorporated on November 23, 2021
	●	A holding company
Multi Ridge	●	A Hong Kong company	100% directly owned by Nifty Holdings
	●	Incorporated on October 11, 2013
	●	A holding company
New Brand	●	A PRC limited liability company and a WFOE	100% directly owned by the Multi Ridge
	●	Incorporated on February 14, 2014
	●	Registered capital of $1,230,769 (RMB 8,000,000)
	●	Engaged in trading of yarns and finished garments

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Going concern and management’s plan

Our working capital deficit was RMB14,017,887 (US$1,931,715) as of March 31, 2025. Subsequent to March 31, 2025, the Company successfully completed its Initial Public Offering, raising gross proceeds of approximately US$15.0 million. This significant infusion of capital has strengthened the Company’s financial position and liquidity. The net proceeds from the IPO, together with ongoing cash flows from operations and the continued financial support from Mr. Ko and Ms. Li (the Company’s Controlling Shareholders), are expected to be adequate to meet the Company’s working capital and operational funding requirements for at least the next 12 months from the issuance date of this report.

The Company remains focused on its strategy of improving operational efficiency and reducing costs. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of us and its subsidiaries. All transactions and balances among us and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Functional currency and foreign currency translation

New Brand uses Renminbi (“RMB”) as its functional and reporting currency. Multi Ridge uses Hong Kong Dollar (“HKD”) as its functional and reporting currency. The functional and reporting currency of MIHL and its subsidiaries incorporated in the BVI is United States dollars (“US$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of comprehensive loss.

The financial statements of us are translated from the functional currency into RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues and expenses, gains and losses are translated into RMB using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from RMB into US$ as of and for the period ended March 31, 2025, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = RMB7.2567, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Accounts receivable, net, and allowance for credit losses

Accounts receivable is recorded at the net valueless estimates for allowance for credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing an aging analysis and a customer credit analysis, and analyzing historical bad debt records and current economic trends.

On October 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost including accounts receivable and other receivable. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. No cumulative-effect adjustment to the Company’s equity was required upon adoption. The adoption of ASU 2016-13 did not have a material impact on our financial statements. Upon adoption, the Company recorded a credit loss of RMB125,888 (US$17,348) for the period ended March 31, 2025.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Deposits and other receivables, net

Deposits and other receivables, net primarily include deposits, VAT input, IPO deferred costs and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Inventories

Inventories, which are primarily comprised of merchandizes for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for reserves associated with obsolete, slow-moving and non-saleable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Computer and office equipment	Straight-line	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. We also re-evaluate the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments primarily consist of cash and bank balances, accounts receivable, accounts payable, other payables and accrued liabilities, short-term bank loans.

The carrying value of cash and bank balances, accounts receivable, accounts payable, short-term borrowings and other current assets and liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Leases

Before October 1, 2019, we applied ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on October 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Operating Right-of-use (“ROU”) assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Statutory reserves

In accordance with the relevant regulations and their articles of association, MIHL’s subsidiaries incorporated in the PRC are required to allocate at least10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to Multi Ridge in the form of loans, advances or cash dividends. For the six months ended March 31, 2024 and 2025, appropriations to the general reserve amounted to nil and nil, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by New Brand.

Revenue recognition

We adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Our revenues consist of sales of yarns and finished garments to third party customers.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

We recognize sales of yarns and finished garments at the point in time when we have transferred physical possession of the goods to the customer and the customer has accepted the goods. Meanwhile, customer’s acknowledgement of the receipt of goods indicates that control of the goods has been transferred to the customer. Goods are accepted by the customers if we have delivered the correct quantity and the delivered goods are in good quality. Generally, if the customer does not claim and return the goods within 15 days from acknowledgement of receipt, the goods are considered accepted Customer usually pays within 40 days to 90 days. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

We estimate potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. We have not experienced any sales returns.

Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions, primarily consists of purchase costs for yarns and finished garments.

Operations and support

Operations and support expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs, promotion expenses, and testing fees.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive income upon receipt and when all conditions attached to the grants are fulfilled. We can get financial support from the Local Government if our tax contributions reach RMB300,000 in a calendar year.

Income taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Nifty Holdings is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Hong Kong

Multi Ridge was incorporated in Hong Kong and is subject to Hong Kong profit tax at a rate of 16.5%. Under Hong Kong tax law, Multi Ridge is exempted from income tax on is foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

China

New Brand is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis

Dividends paid by New Brand to Multi Ridge will be subject to a withholding tax rate of 10%, unless Multi Ridge satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If Multi Ridge satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to Multi Ridge would be subject to withholding tax at the standard rate of 5%.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Value added taxes

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

 The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Substantially all of the Company’s revenues are derived from within the PRC. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Employee benefits

Our full-time employees are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. We are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB238,913 and RMB250,659 for the six months ended March 31, 2024 and 2025, respectively.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity deficit of us during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. is also includes net loss and our currency translation adjustments.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2024 and 2025, there were no dilutive shares.

Financial Statement Reclassification

Certain balances in the prior year consolidated financial statements have been reclassified for comparison purposes to conform to the presentation in the current year consolidated financial statements. These reclassifications had no effect on the reported results of operations or financial position.

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on October 1, 2024, and the adoption did not have a material impact on its consolidated financial statements.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. In January 6, 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”, the amendment in this update clarifies the effective date of ASU 2024-03, which is that public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3. Segment information and revenue analysis

We follow ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. We believe that we operate in two business segments which comprised of sales of yarns and sales of finished garments; and we operate in one geographical location China.

Revenues are recognized when control of the goods are transferred to our customers in an amount that reflects the considerations we expect to be entitled to and receive in exchange for good delivered.

We disaggregate our revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales revenues comprised the following:

	Six months ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Sales of yarns	42,631,473	93%	16,766,803	2,310,527	92%
Sales of finished garments	3,093,122	7%	1,464,160	201,767	8%
	45,724,595	100%	18,230,963	2,512,294	100%

Contract liabilities

Contract liabilities are recognized when the Company has an obligation to transfer goods to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information and revenue analysis (cont.)

Changes in contract liabilities were as follows:

	September 30,	As of March 31，
	2024	2025	2025
	RMB	RMB	US$
Contract liabilities, beginning of the year	531,326	1,673,479	238,469
Revenue deferred during the year	1,673,479	757,686	96,555
Recognition of revenue deferred in prior years	(531,326)	(1,673,479)	(230,612)
Contract liabilities, end of the year	1,673,479	757,686	104,412

Direct costs comprised the following:

	Six months ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Sales of yarns	39,508,494	94%	17,735,008	2,443,950	94%
Sales of finished garments	2,531,595	6%	1,188,273	163,748	6%
	42,040,089	100%	18,923,281	2,607,698	100%

Gross profit comprised the following:

	Six months ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Sales of yarns	3,122,979	85%	(968,205)	(133,423)	140%
Sales of finished garments	561,527	15%	275,887	38,019	(40)%
	3,684,506	100%	(692,318)	(95,404)	100%

4. INVENTORY

Inventory, net comprised the following:

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Yarns	133,431	138,470	19,082
Less: provision for inventory obsolescence	(6,135)	(6,135)	(845)
Total	127,296	132,335	18,236

Inventory write-down expense was nil and nil for the for the six months ended March 31, 2024 and 2025, respectively.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net comprised the following:

	September 30,	As of March 31，
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	51,483,121	41,171,088	5,673,528
Allowance for credit losses	(11,041,825)	(11,167,713)	(1,538,952)
Total	40,441,296	30,003,375	4,134,576

Allowance for credit losses, net consists of the following:
Beginning balance	10,921,962	11,041,825	1,521,604
Movement	119,863	125,888	17,348
Ending balance	11,041,825	11,167,713	1,538,952

6. DEPOSITS, PAYMENTS AND OTHER RECEIVABLES, NET

Deposits, payments and other receivables, net consist of the following:

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Payments for suppliers	1,571,422	116,830	16,100
Deferred IPO costs	10,961,224	13,238,746	1,824,348
Others	70,658	96,984	13,365
Total	12,603,304	13,452,560	1,853,812

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	September 30,	As of March 31，
	2024	2025	2025
	RMB	RMB	US$
Computer and office equipment	99,255	99,255	13,678
Less: accumulated depreciation	(93,670)	(97,151)	(13,388)
Total	5,585	2,104	290

Depreciation expenses recognized for the six months ended March 31, 2024 and 2025 were RMB6,108 and RMB3,481 (US$480), respectively.

8. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Interest payable	17,690	—	—
VAT output	290,385	—	—
Other taxes	53,571	10,912	1,504
Salaries	195,832	387,282	53,369
Consulting fee	—	705,025	97,155
Others	50,476	52,372	7,214
Total	607,954	1,155,591	159,242

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM BANK BORROWINGS

Outstanding balances of short-term bank borrowings as of September 30, 2024 and March 31, 2025 consisted of the following:

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Collateralized and guaranteed bank loans from Bank of China	10,000,000	10,000,000	1,378,037
	10,000,000	10,000,000	1,378,037

Short-term borrowings were denominated in RMB by New Brand from Bank of China in the PRC drawn under a banking facility with details as follows:

i)	Guaranteed by Suqin Li who is the Director and Chief Executive Officer of the Company, her husband and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs;

ii)	Secured by properties owned by Suqin Li and her husband.

The average interest rates for short-term borrowings as of September 30, 2024 and March 31, 2025 were 3.05% and 3.05% respectively.

Short-term bank borrowings as of March 31, 2025 are as follows:

Maturity date	Type	Bank	Interest rate	Balance as at March 31, 2025
				RMB	US$
May 27, 2025	Operating loan	BOC	3.05%	4,000,000	551,215
May 29, 2025	Operating loan	BOC	3.05%	6,000,000	826,822
				10,000,000	1,378,037

10. Leases

Our operating leases primarily consist of leases of offices. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. We used the incremental borrowing rate of 4.75% as the discount rate, based on the information available at commencement date in determining the present value of lease payments.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. Leases (cont.)

Supplemental balance sheet information related to leases was as follows:

	September 30,	As of March 31,
	2024	2025	2025
	RMB	RMB	US$
Operating lease:
Operating lease right-of-use assets	811,819	659,985	90,948

Current operating lease obligation	350,366	370,559	51,064
Noncurrent operating lease obligation	461,453	289,426	39,884
Total operating lease obligation	811,819	659,985	90,948

Operating lease expense for the six months ended March 31, 2024 and 2025 was RMB247,260 and RMB195,303 (US$26,913), respectively.

The undiscounted future minimum lease payment schedule as follows:

As of March 31,	RMB	US$
2026	391,897	54,005
2027	293,923	40,504
Total	685,820	94,509
Less imputed interest	(25,835)	(3,560)
Present value of operating lease liabilities	659,985	90,948
Less current portion of lease obligation	(370,559)	(51,064)
	289,426	39,884

Other supplemental information about the Company’s operating lease as of:

March 31, 2025
Weighted average discount rate	4.75%
Weighted average remaining lease term (years)	1.75

11. Related party balances and transactions

Other receivables — related parties consist of the following:

		September 30,	As of March 31,
	Relationship	2024	2025	2025
		RMB	RMB	US$
Action Holdings Limited	Immediate holding company of Majestic	7,299	7,543	1,039
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	Common controlled by Mr. Ko and Ms. Li	—	2,360,499	325,285
Total		7,299	2,368,042	326,324

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Related party balances and transactions (cont.)

Other payables — related parties consist of the following:

		September 30,	As of March 31,
	Relationship	2024	2025	2025
		RMB	RMB	US$
Ms. Li	Controlling Shareholder	11,777,000	14,029,800	1,933,358
Meridian Industries Limited (”MIL”)	Common controlled by Mr. Ko and Ms. Li	19,413,537	22,709,140	3,129,403
Meridian Group Holdings Limited	An intermediate holding company of Majestic	705,205	728,742	100,422
Wisewing International Ltd (“Wisewing”)	Controlled by Mr. Ko	284,430	489,871	67,506
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	Common controlled by Mr. Ko and Ms. Li	1,690,374	—	—
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	Controlled by Mr. Ko	1,690,000	3,210,000	442,350
Leisure Bright Trading Limited (“Leisure bright”)	Ms. Li is the sole shareholder	—	—	—
Total		35,560,546	41,167,553	5,673,040

The amount due to Ms. Li is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

The amounts due from (to) Action Holdings, Easy Rich SH, MIL, Meridian Group Holdings Limited, Wisewing and MDSZ are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

We rented an office premises in Shanghai and Hong Kong from Leisure Bright and Wisewing International Ltd respectively. The amounts due to Leisure Bright and Wisewing International Ltd principally represent rental payable.

In addition to the related party balances above and the guarantees and pledge of assets referred to in note 9, we have the following related party transaction representing rental expense paid to:

	For the six months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Leisure Bright	150,466	—	—
Wisewing International Ltd	96,998	195,303	26,913

12. TAXES

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Nifty Holdings is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. TAXES (cont.)

Hong Kong

Multi Ridge is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. No provisions for Hong Kong profit tax have been made as Multi Ridge had no assessable profits derived from or earned in Hong Kong for the year ended September 30, 2023 and 2024. Under Hong Kong tax law, Multi Ridge is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

New Brand is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate.

Dividend distribution out of the retained profits of foreign-invested enterprises in the PRC earned after January 1, 2008 is subject to withholding income tax at a tax rate of 10% unless reduced by treaty.

Significant components of the provision for income taxes are as follows:

	For the six months ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Current:
PRC	498,126	(328,319)	(45,244)
Total current	498,126	(328,319)	(45,244)
Deferred:
PRC	—	823,197	113,440
Total deferred	—	823,197	113,440
Total provision for income taxes	498,126	494,878	68,196

The following table reconciles PRC statutory rates to our effective tax rate:

	For the six months ended March 31,
	2024	2025
Taxed at PRC statutory tax rates	25.0%	25.0%
Tax effect of expenses not deductible for tax purpose	50.1%	(10.8)%
Tax effect of different tax rate for operating in another jurisdiction	(14.4)%	(3.4)%
Others	7.0%	-24.0%
Total provision for income taxes	67.7%	-13.2%

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. TAXES (cont.)

Deferred tax, net

Significant components of deferred tax assets were as follows:

	September 30,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Provision for credit losses	2,763,034	3,326,166	458,358
Less valuation allowance	(40,801)	(1,427,130)	(196,664)
Total deferred tax assets, net	2,722,233	1,899,036	261,694

The movement of deferred tax assets were as follows:

	September 30,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Beginning balance	2,730,500	2,722,233	375,134
Movement	(8,267)	(823,197)	(113,440)
Ending balance	2,722,233	1,899,036	261,694

13. Concentration of risk

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of September 30, 2024 and March 31, 2025, RMB95,750 and RMB 74,830 (US$10,312) were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

We are also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of our expense transactions are denominated in RMB and a significant portion of us and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Customer concentration risk

For the six months ended March 31, 2024, three customers accounted for 39.5%, 25.39% and 18.1% of our total revenues. For the six months ended March 31, 2025, three customers accounted for 39.21%, 29.67% and15.86% of our total revenues. No other customer accounts for more than 10% of our revenue for the six months ended March 31, 2024 and 2025, respectively.

As of September 30, 2024, four customers accounted for 41.3%, 20.9%, 16.5% and 13.6% of the total balance of accounts receivable. As of March 31, 2025, three customers accounted for 50.99%，26.16% and 14.22% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of September 30, 2024 and March 31, 2025, respectively.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Concentration of risk (cont.)

Vendor concentration risk

For the six months ended March 31, 2024, four vendors accounted for 33.1%, 19.6%, 12.5% and 10.9% of our total purchases. For the six months ended March 31, 2025, three vendors accounted for 44.33%, 16.79% and 13.47% of our total purchases. No other supplier accounts for more than 10% of our purchase for the six months ended March 31, 2024 and 2025, respectively.

As of September 30, 2024, three vendors accounted for 44.4%, 22.5% and 19.1% of the total balance of accounts payable. As of March 31,2025, four vendors accounted for 34.68%，21.41%，14.00% and 10.46% of the total balance of accounts payable. No other customer accounts for more than 10% of our accounts payable as of September 30, 2024 and March 31, 2025, respectively.

14. LIQUIDITY

In assessing our liquidity, we monitor and evaluate our cash and bank balances and our operating and capital expenditure commitments. Our liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of March 31, 2025, our working capital deficits was RMB14,017,887 (US$1,931,715). To sustain us as a going concern, we considered supplementing its sources of funding through i) cash and bank balances generated from both our operating and financing activities; and ii) seeking financing via public offering by the sales of 2,500,000 ordinary shares.

Based on the above considerations, we believe that we had sufficient funds to meet our operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to us on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine our plans such as (i) changes in the demand for our SCM services, (ii) government policies, and (iii) economic conditions in China. Our inability to secure needed financing when required may require material changes to our business plan and could have a material impact on our financial conditions and result of operations.

15. Shareholders’ equity

Ordinary shares

Majestic Ideal was incorporated in Cayman Islands on November 3, 2021. The authorized number of ordinary shares is 500,000,000 shares with a par value of US$0.0001 per ordinary share.

On November 23, 2021, we effected a forward stock split of all issued and outstanding shares of 100 shares at a ratio of 112,500:1.

On July 3, 2023, we effected a share split at a ratio of 1-to-1.6. As a result of the share split, we now have 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding as of the date hereof.

We believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, we have retroactively adjusted the shares and per share data for all periods presented.

On July 22, 2025, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares, par value $0.0000625 per share, at a price of US$6.00 per share for total gross proceeds of US$15,000,000, before deducting underwriting discounts and other offering expenses.

Restricted assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by New Brand only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of New Brand.

MAJESTIC IDEAL HOLDINGS LIMITED AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Shareholders’ equity (cont.)

New Brand is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, New Brand may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund, staff bonus and welfare fund and a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, New Brand is restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict New Brand from transferring funds to us in the form of dividends, loans and advances. As of September 30, 2024 and March 31, 2025, amounts restricted are the paid-in-capital and statutory reserve of New Brand, which amounted to RMB9,679,428 and RMB9,679,428 (US$1,333,861), respectively.

Statutory reserve

During the six months ended March 31, 2024 and 2025, New Brand attributed nil and nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the six months ended March 31, 2024 and 2025, Multi Ridge contributed nil and nil to New Brand, respectively.

Dividend distributions

During the six-month ended March 31, 2024 and 2025, Multi Ridge paid nil and nil to its shareholders, respectively.

16. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2025 up through the date the Company issued the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

The short-term borrowings from Bank of China in the PRC were fully repaid on May 22, 2025.

On May 22, 2025, the Company entered into a one-year loan agreement with Bank of China (PRC) for RMB 10,000,000, maturing on May 19, 2026. The annual interest rate is 2.6%. The loan is:

i)	Guaranteed by Suqin Li who is the Director and Chief Executive Officer of the Company, her husband and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs;

ii)	Secured by properties owned by Suqin Li and her husband.

On July 22, 2025, the Company closed its initial public offering (“IPO”) of 2,500,000 ordinary shares at US$6.00 per share for total gross proceeds of US$15,000,000, before deducting underwriting discounts and other offering expenses.